Ex-99.7

Appendix A

Proxy Voting

OCTAGON CREDIT INVESTORS, LLC
PROXY VOTING POLICY

Scope

Octagon’s Proxy Voting Policy addresses procedures and policies related to Octagon’s voting of proxies and participating in other corporate actions in a manner consistent with Clients’ best interest.

This policy should be read in conjunction with the Account Administration and Custody Policy, Code of Ethics Overview, ESG Policy, and Recordkeeping Policy. This policy applies to all Octagon “Covered Persons” which is defined to include all of the partners, owners, principals, directors, officers and employees of Octagon Credit Investors, LLC.

A.	Overview of Applicable Law

Rule 206(4)-6 under the Advisers Act requires that, where Octagon has authority to vote Client securities on behalf of Clients, the Firm must vote proxies in a manner consistent with each Client’s best interest and must not place its interests above those of its Clients when doing so. It requires Octagon to: (i) adopt and implement written policies and procedures that are reasonably designed to ensure that Octagon votes proxies in the best interest of its Clients, and (ii) to disclose to Clients how they may obtain information on how Octagon voted. In addition, Rule 204-2 requires Octagon to keep records of proxy voting and Client requests for information.

B.	Policies and Procedures Relating to Proxies

Due to the nature of Octagon’s business, it is very rare that Octagon will be asked to vote a shareholder proxy, however when Clients hold securities interests in either public or private companies and a shareholder vote takes place, Octagon shall vote in accordance with the following policies and procedures.

1.	Definitions.

●	“Best Interest of the Client.” Octagon believes that this means the client’s best economic interests over the long-term. The Best Interest of the Client may differ among clients holding the securities.

●	“Material Conflicts of Interest”. Such conflicts are typically based on the specific facts and circumstances associated with the issues that are the subject of the proxy and Octagon’s and its employees’ business dealings with a particular proxy issuer or closely affiliated entity. A material conflict of interest may exist where, for example: (1) the company soliciting the proxy, or a person known to be an affiliate of such company, is known to be a client of, or an investor in an Account managed, by Octagon; (2) the company soliciting the proxy, or a person known to be an affiliate of such company, to the knowledge of the individual(s) charged with voting the proxy, is being actively solicited to be a client of Octagon (or an investor in an Octagon Account); (3) a client or investor, or an interest group supported by client or investor, actively supports a proxy proposal; (4) Octagon or an employee has personal or other business relationships with participants in proxy contests, corporate directors or candidates for corporate directorships, or in any other matter coming before shareholders; or (5) accounts may have inherent conflicts due to differing interests in potential outcomes of a shareholder vote, including accounts that do not hold equity but are affected by the outcome of a vote.

Proxy Voting

2.	Responsibilities of Investment Professionals to Monitor Issuers for Upcoming Shareholder Meetings.

Octagon Investment Professionals shall monitor all of the issuers that such individuals cover where Octagon Client Accounts hold securities (typically equity shares) of such issuers for any upcoming shareholder meetings. Octagon Investment Professionals shall provide notice of such upcoming shareholder meetings in advance of such meetings to the Investment Committee, Head of Portfolio Administration and the CCO, and copy the public email folder “Trade- Proxy-Authorizations”.

3.	Receipt and Reconciliation of Proxies.

All proxy materials received by Octagon for Octagon accounts shall be forwarded to the CCO or his/her designee. The CCO shall record on a log the name of the company to which the proxy materials relate (the “Portfolio Company”), the date the proxy materials are received and the date by which the proxy needs to be voted.

The CCO shall compare the number of shares represented by the proxy materials to the number of shares owned by Octagon’s Clients. If the number of shares reflected in the proxy materials does not match the number of shares reported owned by Clients, the CCO will resolve any difference and ensure that all eligible shares can be voted.

Upon completion of the reconciliation process, the CCO shall forward the proxy materials to the Investment Committee for voting.

4.	Proxy Voting Process.

The Investment Committee or its designee shall vote all proxies in the best interests of Octagon’s Clients pursuant to the goals of the Client’s investment strategy. The Investment Committee will follow the procedures set forth below in order to ensure that proxies are voted in the best interests of Octagon’s Clients.

Proxy Voting

Prior to exercising voting authority on any matter, the Investment Committee and Compliance department shall review the proxy materials and undertake a reasonable investigation to determine whether any of the matters to be voted on present a material conflict of interest between Octagon and the interests of its Clients.

Where the Investment Committee or Compliance department’s investigation determines that a material conflict of interest may exist, it shall take reasonable steps to ensure that the conflict does not influence the Investment Committee to vote the proxy in a manner that is not in the best interests of Octagon’s Clients. These steps may include, but are not limited to any one or a combination of the following:

●	Consult with Octagon’s Outside Counsel to determine how to vote in a manner that will be in the best interest of Octagon’s Clients;

●	Erecting information barriers around conflicted Octagon personnel to ensure that they do not influence the voting decision.

The Investment Committee shall make and maintain a record describing any steps taken to prevent a potential material conflict of interest from causing a proxy to be voted in a manner that is not in the best interest of Octagon’s Clients.

Where the Investment Committee and Compliance determine that no material conflict of interest exists, the matter shall be analyzed based on its specific facts and circumstances by each Portfolio Manager for their respective accounts, and a member of the Investment Committee shall vote on the matter in the best interest of Octagon’s Clients.

The CCO shall maintain records disclosing the date all proxies were voted and how they were voted.

5.	Requests for Voting Information, Communications and Record-Keeping.

If a Client requests information regarding how proxies were voted or a copy of Octagon’s proxy voting policy and procedures, the Head of Investor Relations shall provide the Client with the requested information. The Head of Investor Relations shall make and retain a copy of each request received together with a copy of the response provided, and he/she shall notify the CCO of such request.

Octagon will maintain all records relating to proxy voting as set forth in the Recordkeeping Policy.

Communications by Octagon with other shareholders during the course of a proxy solicitation may also be deemed to be a “solicitation” for purposes of the federal proxy rules, which contain requirements regarding the filing and distribution of proxy materials. In addition, such communications could cause Octagon to be considered part of a group for federal reporting purposes, potentially triggering a filing on Forms 13D or 13G. Compliance shall make any determination regarding the applicability of the federal proxy rules in the event such a situation arises.

Proxy Voting

6.	Opposing Votes

Note that if more than one Account invests in the same portfolio company, and such Accounts have different investment objectives, Client-specific voting policies or ultimate economic interests, Octagon may cast opposing votes in a proxy vote.

C.	Loan-CLO Consents and Amendments

Octagon Clients invest primarily in credit instruments that present corporate actions that may not be captured within the scope of the Proxy Voting Rule, Rule 206(4)-6. These corporate actions typically include being asked to consent to credit agreement amendments or waivers of compliance with respect to such agreements, which may be substantive or technical in nature. As a general fiduciary matter, Octagon’s policy is to make decisions with respect to such consents on an account by account basis, in the Best Interest of the Client, consistent with the Firm’s general approach to proxy voting. The following procedures apply with respect to the consent process.

1.	Notification of Corporate Action Pending

When an amendment (or proposed repricing, extension or other corporate action) is announced, the investment professional covering the borrower shall email the Investment Committee and Trading with the business request, any available documentation, and a general recommendation as a matter of credit analysis. Trading shall communicate the details to the shared email inbox “Amendments-Waivers-Consents” which is accessed by Credit Administration as well.

2.	Determining Octagon Client Response

Trading will read through the necessary amendment documents, and confer with Portfolio Managers as necessary. If an amendment is technical in nature, Trading is authorized to provide instructions to Credit Administration to consent to the amendment. However, if the amendment is technical in nature and does not offer a consent fee, Octagon may refrain from consenting. For substantive amendments, Trading shall review with the Portfolio Managers, who shall take into consideration the recommendation of the investment professional covering the borrower, as well as any Client-specific restrictions or considerations. Portfolio Managers shall advise Trading of their consent decisions, and any further instructions (e.g. whether to accept a cashless roll, payout, etc.) on an account by account basis. Trading shall aggregate such decisions and direct Credit Administration (or another delegated member of the Investment Team, under Trading supervision) how to respond to the corporate action. If Trading has additional questions, Trading will reach out the Investment Team. Trading is also permitted to provide informal feedback to the Agent Bank seeking consents, and may learn from the Agent Bank whether other holders are providing consents.

3.	Entering Consents

As noted above, generally Credit Administration will be responsible for communicating consents to an Agent Bank, though in certain instances another member of the Investment Team may be designated to submit the consent, under supervision of Trading. In such instances, the consent information shall still be provided to Credit Administration, who is responsible for keeping records of consents, or withholding thereof. Credit Administration will also bear responsibility for providing consent instructions to any TRS counterparties, for Clients that hold a credit via TRS, as well as for communicating any instructions on behalf of buyers in instances when a Client has purchased or sold a credit while an amendment is pending.

Oversight

The CCO, Investment Committee, and members of the Compliance Committee, and other senior management as appropriate, shall supervise compliance by Covered Persons with this policy. The CCO shall assess the adequacy of this policy and the firm’s adherence to the procedures outlined herein, periodically.

Policy date: January 2011, Updated May 2013, July 2015, August 2017, August 2019, January 2021, January 2022.

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